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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
| |	Rule 13d-1(c)
|X|	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen H. Marcus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 5,436,956 (1) SHARED VOTING POWER 1,053,441 SOLE DISPOSITIVE POWER 23,493 SHARED DISPOSITIVE POWER 3,755,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,490,397 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,711,707 shares beneficially owned by Marcus Family Holdings LLC. As of December 31, 2003, Mr. Marcus held 96.16% of the membership units and Mr. Marcus’ wife held 3.84% of the membership units of Marcus Family Holdings LLC. Mr. Marcus’ wife passed away subsequent to December 31, 2003, the date to which this Schedule 13G relates.

Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcus Family Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 2,711,707 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,711,707 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,707

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 7 Pages

        This Amendment No. 25 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Items 2(a)-(c) and 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(a).   Name of Person Filing:

The filers of this Schedule 13G are: (i) Stephen H. Marcus and (ii) Marcus Family Holdings LLC. As of December 31, 2003, Stephen H. Marcus held 96.16% of the membership units and Mr. Marcus’ wife held 3.84% of the membership units of Marcus Family Holdings LLC. Attached as Exhibit 1 hereto is an agreement between Stephen H. Marcus and Marcus Family Holdings LLC that this Schedule 13G is filed on behalf of each of them.

Item 2(b).   Address of Principal Business Office or, if none, Residence:

(For each of Stephen H. Marcus and Marcus Family Holdings LLC)

c/o The Marcus Corporation 100 East Wisconsin Avenue, Suite 1900 Milwaukee, Wisconsin 53202

Item 2(c).   Citizenship:

Stephen H. Marcus is a United States citizen. Marcus Family Holdings LLC is a Delaware limited liability company.

Item 4.   Ownership:

Stephen H. Marcus

(a)	Amount Beneficially Owned: 6,490,397

(b)	Percent of Class: 21.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,436,956

(ii)	shared power to vote or to direct the vote: 1,053,441

(iii)	sole power to dispose or to direct the disposition of: 23,493

(iv)	shared power to dispose or to direct the disposition of: 3,755,197

Page 4 of 7 Pages

        Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), (ii) 4,057 shares of Common Stock (which Mr. Marcus has sole voting and dispositive power), (iii) 700 shares of Common Stock (which Mr. Marcus has sole voting and shared dispositive power), and (iv) 21,895 shares of Common Stock (which Mr. Marcus has sole voting and no dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Mr. Marcus’ beneficial ownership consists of the following:

(i)	4,057 shares of Common Stock held individually by Mr. Marcus in The Marcus Corporation 401(k) Plan;

(ii)	6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(iii)	700 shares of Common Stock held by a trust whereby Mr. Marcus and his sister, Diane Marcus Gershowitz, serve as Co-Trustees;

(iv)	21,895 shares of Common Stock held by the Marcus Family Holdings LLC;

(v)	19,436 shares of Class B Common Stock held individually by Mr. Marcus;

(vi)	2,689,812 shares of Class B Common Stock held by the Marcus Family Holdings LLC;

(vii)	77,560 shares of Class B Common Stock held individually by Mr. Marcus’ wife;

(viii)	652,179 shares of Class B Common Stock held by trusts whereby Mr. Marcus’ wife serves as Trustee;

(ix)	210,078 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee;

(x)	107,621 shares of Class B Common Stock held by trusts whereby Mr. Marcus and his wife serve as Co-Trustees; and

(xi)	2,701,056 shares of Class B Common Stock held by trusts whereby Mr. Marcus and his sister, Diane Marcus Gershowitz, serve as Co-Trustees.

        The trusts, Mr. Marcus and Ms. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

Page 5 of 7 Pages

Marcus Family Holdings LLC

(a)	Amount Beneficially Owned: 2,711,707

(b)	Percent of Class: 9.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,711,707

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,711,707

(iv)	shared power to dispose or to direct the disposition of: 0

        Other than with respect to 21,895 shares of Common Stock, all of the reported beneficial ownership of Common Stock held by Marcus Family Holdings LLC results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Marcus Family Holdings LLC has the right to receive dividends and proceeds from the sale of securities held thereby.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

STEPHEN H. MARCUS

By:  /s/ Ralph J. Gundrum
        Ralph J. Gundrum, Attorney-in-Fact

MARCUS FAMILY HOLDINGS LLC
Stephen H. Marcus, Manager

By:  /s/ Ralph J. Gundrum
        Ralph J. Gundrum, Attorney-in-Fact

Page 6 of 7 Pages

Exhibit 1

AGREEMENT

        AGREEMENT dated as of February 12, 2004, by and between Stephen H. Marcus and Marcus Family Holdings LLC, a Delaware limited liability company.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of Stephen H. Marcus and Marcus Family Holdings LLC hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the stock of The Marcus Corporation and hereby further agree that said Statement shall be filed on behalf of each of Stephen H. Marcus and Marcus Family Holdings LLC. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of The Marcus Corporation.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STEPHEN H. MARCUS
By: /s/ Ralph J. Gundrum
Ralph J. Gundrum, Attorney-in-Fact
MARCUS FAMILY HOLDINGS LLC
Stephen H. Marcus, Manager
By: /s/ Ralph J. Gundrum
Ralph J. Gundrum, Attorney-in-Fact

Page 7 of 7 Pages